Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005

(212) 530-5000

February 10, 2006

Compañía de Minas Buenaventura S.A.A.

Form 20-F for Fiscal Year Ended December 31, 2004

File No. 001-1437062

Mr. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Schwall:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the "Company"), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru ("Peru"), of the comment letter (the "Comment Letter") dated December 29, 2005 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the above-referenced Form 20-F (the "Form 20-F"). On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter.

To assist the Staff review, we have included the text of the Staff's comments below in bold type. Except as otherwise noted in this letter, the information provided in response to the Staff's comments has been supplied by the Company, which is solely responsible for such information.

Form 20-F for the Fiscal Year Ended December 31, 2004

General

1. Please number all your pages in future filings.

The Company notes the Staff's comment and will number all pages in future filings.

Key Information

Risk Factors

Replacement of Reserves

2. We note your disclosure that to maintain your production levels, you must replace depleted reserves by exploiting known ore bodies or locating new deposits. Please expand your discussion in your Operating and Financial Review and Prospects disclosure to include an analysis of your reserve replacement measures and their effects on your production levels.

The Company notes the Staff's comment and will revise its discussion in "Item 5. Operating and Financial Review and Prospects―Operating Results―General' in future filings of the Form 20-F to add the following paragraphs:

"Reserves. We utilize geological mapping, projection of ore-bearing structures, diamond drilling, core logging and chemical assaying, in addition to drifting along previously indicated mineralization, to replace and grow reserves. In addition, we use metallurgical test-work of core and bulk samples as a follow-up activity to prove the amenability of any previously indicated mineralization to certain methods available on site such as gravimetry, flotation or cyanidation. We analyze this information on a continual basis with respect to tonnage, precious-metals average grades, metallurgical recoveries and economic value and allocate funds preferentially to those projects that have the best potential to sustain or enhance profitable mine production in the near-term. The Company's mining operations are primarily conducted underground and consist of "extramensurate" deposits, which are deposits that are difficult to explore and measure in advance of mining and in which the value or prospects for ore based on geologic evidence exceeds the value based on proved reserves throughout most of the life of mines supported by them.

In addition, underground mine infrastructure, such as declines, shafts and/or dewatering/ore haulage crosscuts, that facilitate access to ore reserves are constructed and categorized as mine development. The Company considers such underground mine infrastructure vital to assure sustainable mine production and reserve production. The design, construction and implementation of the Company's underground mine infrastructure are conducted and supervised by the Company's Operation's Manager with the Board of Director's approval. The Company capitalizes mine development and mineral land costs incurred after the Company has identified proven and probable reserves. Upon commencement of production, the Company amortizes these costs over the expected life of the mining area, based on proven and probable reserves and other factors.

The Company believes that its replacement measures have been effective to increase reserves. Reserves at the Company's Orcopampa mine, its principal gold mining operation, and the Antapite mine, the Company's other significant gold mining operation, have increased steadily over the past five years. Reserves at the Company's Orcopampa mine increased from 173,594 ounces as of the year ended December 31, 2000 to 663,666 ounces as of the year ended December 31, 2004. Reserves at the Company's Antapite mine increased, except for a slight decrease from December 31, 2003 to December 31, 2004, from 109,289 ounces for the year ended December 31, 2001, when mining commenced operations, to 197,116 for the year ended December 31, 2004. Reserve and production levels at the Company's Uchucchacua mine, its principal silver mining operation, have increased over the past five years from 50,885,856 ounces for the year ended December 31, 2000 to 67,428,304 for the year ended December 31, 2004, with a majority of the reserve and production growth recorded from the year ended December 31, 2002 to the year ended December 31, 2003.

The Company's other mining operations are smaller and have variable fluctuations in production and reserves due to complexities of the ore located in certain mining operations (such as the Colquijirca mine); the sale of certain mining operations (such as the Huallanca mine); closures of mining operations (such as the Recuperada mine); and the production of silver only as by-product of gold (such as the Orcopampa, Antapite and Paula mines)."

Report of Independent Registered Public Accounting Firm, page F-1

3. We see that your accountant's report was signed by Victor Burga, while your Index to the Financial Statements indicates that the report was issued by Ernst & Young. Please confirm whether Victor Burga is the signatory for Ernst & Young, and send us a copy of their signed audit report that includes their firm name on it.

In future filings, in order to ensure transparent disclosure of a firm's identity and registration status, please have your accountant make clear on the face of their audit report the name of their firm that is issuing the audit report. Refer to the March 9, 2004, AICPA International Practices Task Force Minutes that are available on the AICPA's website at www.aicpa.org.

The Staff observed that the name of the Company's auditors, Medina, Zaldivar, Paredes & Asociados ("Medina"), a member firm of Ernst & Young International, was omitted from Medina's audit report on page F-1 of the Form 20-F. The Staff further observed that the Index to the Financial Statements indicates that the Company's audit report was issued by Ernst & Young. The Company wishes to inform the Staff that Medina are a member firm of Ernst & Young International, are the Company's auditors and issued the audit report. The Company wishes to further inform the Staff that Victor Burga is an authorized signatory for Medina and that the Company will revise the Index to the Financial Statements in future filings of the Form 20-F to reflect that Medina are the Company's auditors.

The Company supplementally advises the Staff that the omission of Medina's name from its audit report on page F-1 of the Form 20-F was an inadvertent, typographical error that occurred when the Form 20-F was being edgarized for filing with the SEC. The Company did receive a signed audit report from Medina in connection with their audit of the Company's 2003 and 2004 financial statements and has the signed report in its files. A copy of Medina's audit report is being furnished to the Staff supplementally as requested. The Company will ensure that the audit report in future filings clearly identifies Medina and indicates that Medina signed the report.

Notes to the Consolidated Financial Statements, page F-7

Note 34 - Disclosure about Information by Segments

4. In your disclosure pursuant to IAS 14, you concluded that your only reportable segment is mining. Since you report under Item 18 of Form 20-F, explain to us in detail how you determined that your segment reporting is consistent under U.S. GAAP, considering the requirements of SFAS 131. Without limitation, address each of the criteria identified in paragraphs 10 through 15 of SFAS 131 in your response.

Provide a detailed listing of all of your segments and indicate which segments you have aggregated under the criteria set forth in paragraph 17 of SFAS 131. For the segments that you have aggregated, provide detailed information to justify that these segments have similar economic characteristics and that the segments are similar in each of the following areas:

• The nature of the products and services;

• The nature of the production processes;

• The type or class of customer for their products and services;

• The methods used to distribute their products or provide their services; and

• If applicable, the nature of the regulatory environment.

Provide calculations that support the non-reporting of any segments that you have concluded do not meet the quantitative thresholds of paragraph 18 of SFAS 131.

Also, refer to EITF 04-04 in your segment analysis.

The Company believes that its segment reporting, considering the requirements of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," is consistent with generally accepted accounting principles of the United States.

The Company has four operating activities: mining, electric, insurance brokerage and mining consulting. The Company's most significant operating activity is mining, which it conducts in Peru through nine of its subsidiary companies. Management has determined that these individual mining companies may be aggregated into one reportable mining segment pursuant to paragraph 17 of SFAS No. 131. The Company's electric, insurance brokerage and mining consulting activities are not significant and, therefore, are not considered by the Company in its decision making process or in the evaluation of its business.

The Company respectively advises the Staff that Note 34 to the Company's consolidated financial statements for the year ended December 31, 2004, included in the Form 20-F, states the Company's belief that the Company's only reportable segment is mining.

As mentioned above, the Company has more than one operating segment. Subsection (a) of paragraph 10 of SFAS No. 131 states the following (in italics):

10. An operating segment is a component of an enterprise:

(a) That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

The Company substantially derives its revenues and incurs expenses from nine subsidiary mining companies, which are aggregated into one reportable mining segment pursuant to paragraph 17 of SFAS No. 131, as referenced above, as well as from the electric, the insurance brokerage and the mining engineering consulting companies, listed below:

Mining activities

Compañía de Minas Buenaventura S.A.A.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - Cedimin

Inversiones Colquijirca S.A.

Inversiones Mineras del Sur S.A.

Compañía Minera Condesa S.A.

Compañía Minera Colquirrumi S.A.

Metalúrgica Los Volcanes S.A.

Minas Conga S.R.L.

S.M.R.L. Chaupiloma Dos de Cajamarca

Electric activities

Consorcio Energético de Huancavelica S.A.

Insurance brokerage

Contacto Corredores de Seguros S.A.

Mining engineering consulting

Buenaventura Ingenieros S.A.

Although the Company derives revenues and expenses from each of the aforementioned operating companies, the companies included in the mining activities segment provided at least 95% of the Company's total revenues in each of the Company's last 5 years.

In addition, subsection (b) of paragraph 10 of SFAS No. 131 states the following (in italics):

(b) Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and asses its performance, and

The method for determining operating segments under SFAS No. 131 is commonly referred to as the "management approach". Paragraph 4 of SFAS No. 131 states that the management approach is based on "the way that management organizes the segments within the enterprise for making operating decisions and assessing performance." The Company's Board of Directors, as the parent company of each of the subsidiaries operating in each of the Company's operating segments, is the chief operating decision maker as defined by SFAS No. 131. The Company's Board of Directors reviews financial information for each mining company on an individual basis as well as on a collective basis, as a segment, to evaluate the Company's financial performance and to allocate resources as necessary.

Lastly, subsection (c) of paragraph 10 of SFAS No. 131 states the following (in italics):

    For which discrete financial information is available.

Management prepares financial information for each individual subsidiary mining company and prepares discrete financial information for the mining companies on a consolidated basis. Although financial information for the Company's other operating segments (electric, insurance brokerage and mining engineering consulting) is prepared and submitted to the Company's Board of Directors, the Board of Directors does not consider such information significant to its periodic analysis.

Paragraph 11 of SFAS No. 131 states, in relevant part, the following (in italics): Not every part of an enterprise is necessarily an operating segment or part of an operating segment.

The Company respectfully advises the Staff that approximately 97% of the Company's current operating activities are carried out in connection with its mining segment. As a result, although each of the Company's operating activities can be allocated to a specific operating segment, the Company believes that its only reportable operating segment is the mining segment.

Paragraph 12 of SFAS No. 131 states, in relevant part, the following (in italics): The term chief operating decision maker identifies a function, not necessarily a manager with a specific title.

As mentioned above, the Company's Board of Directors is the chief operating decision maker of the Company and is responsible for allocating resources and assessing the financial performance of each of the Company's segments.

Paragraph 13 of SFAS No. 131 states the following (in italics): For many enterprises, the three characteristics of operating segments described in paragraph 10 clearly identify a single set of operating segments. However, an enterprise may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise's operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.

As mentioned above, the Company's Board of Directors receives and analyzes financial information with respect to each individual mining company. In addition, the Board of Directors receives and analyzes discrete financial information for the mining companies on a consolidated basis. Such discrete financial information is prepared on a consolidated basis pursuant to the following: (a) each of the mining companies is under the direct supervision and responsibility of Mr. Roque Benavides, President and Chief Executive Officer of the Company, (b) the nature of each of the mining company's business activities is similar, and (c) each of the mining companies have a common regulatory environment.

Paragraph 14 of SFAS No. 131 states, in relevant part, the following (in italics): Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.

As mentioned in above, Mr. Roque Benavides, President and Chief Executive Officer of the Company, is responsible for and supervises the Company's mining segment. Mr. Carlos Galvez, general manager of Consorcio Energético de Huancavelica S.A. is responsible for the Company's electric segment; Mr. José Vizquerra, general manager of Buenaventura Ingenieros S.A. is responsible for the mining engineering consulting segment; and Mr. Ricardo Cortez, general manager of Contacto Corredores de Seguros S.A. is responsible for the insurance brokerage segment. Each of the above-referenced individuals reports to the Company's Board of Directors with respect to the operating activities, financial results and plans of each of their respective operating segments.

Paragraph 15 of SFAS No. 131 states, in relevant part, the following (in italics): The characteristics in paragraph 10 may apply to two or more overlapping sets of components for which managers are held responsible. That structure is sometimes referred to as a matrix form of organization (different products or service lines).

The Company does not have overlapping sets of components for which managers are responsible. Mr. Roque Benavides is responsible for the success of the mining segment as a whole, independently of the type of metal concentrate produced. The Company respectfully advises the Staff that its organizational structure is not defined by product since the Company primarily produces pollymetalic ores, which contain a mix of metals such gold, silver, lead and zinc.

Paragraph 16 of SFAS No. 131 states, in relevant part, the following (in italics): An enterprise shall report separately information about each operating segment that (a) has been identified in accordance with paragraphs 10-15 or that results from aggregating two or more of those segments in accordance with paragraph 17 and (b) exceeds the quantitative thresholds in paragraph 18.

Pursuant to the analysis in the following paragraphs, the Company believes that the financial information reported in the Company's consolidated financial statements for the year ended December 31, 2004 is consistent with paragraph 16 of SFAS No. 131.

Based on paragraph 17 of SFAS No. 131, the Company believes that it has aggregated all of its business activities in accordance with Paragraph 17 of SFAS No. 131. Paragraph 17 of SFAS No. 131 states, in relevant part, the following (in italics): Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the object and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas: the nature of the products and services; the nature of the production processes; the type or class of customer for their products and services; the methods used to distribute their products or provide their services; and, if applicable, the nature of the regulatory environment.

As mentioned above, although each individual subsidiary mining company is a separate operating company, all of the subsidiary mining companies are aggregated into one reportable operating segment pursuant to paragraph 17 of SFAS No. 131. This aggregation is possible due to the following:

  The nature of the products and services of each of the subsidiary mining companies are similar in that they primarily service the mining industry. Each of the subsidiary mining companies are engaged in the holding of mining concessions, exploration, extraction, concentration and commercialization of primarily pollymetalic ores.
  The nature of the production processes of each of the subsidiary mining companies is similar because within the mining industry there is little variance in the mineral extraction process. Mining is conducted underground, except for the mine owned by Inversiones Colquijirca, S.A. which mines through the open pit method. The production process for underground mines consists of mining (extraction), concentration (crushing and milling) and metallurgical (flotation or cyanidation) activities. The open pit mining method is similar to the underground mining method.
  The markets and the customers that the Company services with its products are essentially the same for each of the subsidiary mining companies. The Company's and each of the subsidiaries' products are sold to smelters, traders and banks, either in the concentrate or metal form, using international quotations. In addition, the Company evaluates the sufficiency of its reserves as a whole to permit the steady production of minerals over an extended period of time.
  The methods used to distribute each of the subsidiary mining companies' products or provide services are similar. With respect to local clients (traders and final users), the Company and the subsidiary mining companies deliver their products in deposits selected by such clients, using trucks. With respect to exports, the Company delivers its products to designated clients by plane or ships.
  All mining companies are subject to the Peruvian General Mining Law and specific legal regulations for mining activities.

Paragraph 18 of SFAS No. 131 states the following (in italics): An enterprise shall report separately information about an operating segment that meets any of the following quantitative thresholds: (a) its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments; (b) the absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss; and (c) its assets are 10 percent or more of the combined assets of all operating segments.

The following table shows the revenue, net income and assets of each of our operating segments for the year ended December 31, 2004 (based on audited figures):

	Revenue	Net Income	Assets
	S/(000)	S/(000)	S/(000)
Segments
Electric	17,325	4,875	84,013
Insurance	3,316	616	2,664
Mining engineering consulting	11,339	1,592	7,700

Threshold
Reported by Buenaventura (consolidated)	1,106,167	685,650	3,571,395
10%	110,617	68,565	357,140

________

S/(000) refers to thousands of Peruvian Nuevos Soles

As noted in the calculations in the preceding table, each of the electric, insurance and mining engineering consulting segments do not meet any of the quantitative thresholds to be considered reportable segments that are to be separately disclosed.

The Company further advises the Staff that its Consorcio Energético de Huancavelica S.A. subsidiary, whose operations constitute the electric segment, was incorporated separately from the Company because it is subject to a specific regulation as a small electrical transmission company that provides a significant portion of the electrical needs of the Company and the Company is one of its largest customers. In addition, the Company's Contacto Corredores de Seguros S.A. subsidiary, whose operations constitute the insurance segment, is an insurance brokerage company that provides insurance brokerage and related services to the Company and its affiliates. Furthermore, the Company is one of the largest customers of the Company's Buenaventura Ingenieros S.A. subsidiary, whose operations constitute the mining engineering segment, provides mining sector geological, engineering, design and construction consulting services.

In addition, paragraph 20 of SFAS No. 131 states, in relevant part, the following (in italics): If total of external revenue reported by operating segments constitutes less than 75 percent of total consolidated revenue, additional operating segments shall be identified as reportable segments until at least 75 percent of total consolidated revenue is included in reportable segments.

The table set forth below demonstrates that for the year ended December 31, 2004 the Company's mining activities segment represented approximately 97% of the Company's total consolidated revenue:

S/(000)
Total consolidated revenues	1,106,167
Less Segments
Electric	(17,325)
Insurance	(3,316)
Mining engineering consulting	(11,339)
------------
Mining segment	1,074,187
=======
Mining segment as a percentage of total consolidated revenues of Buenaventura	97%

For the foregoing reasons, the Company respectively advises the Staff that it believes that it has only one material reportable segment, the mining segment, which is an aggregate of each of the Company's subsidiary mining companies, and such segment reporting in the Form 20-F is consistent with International Accounting Standard ("IAS") 14 and SFAS No. 131.

The Company also respectively advises the Staff that it has considered Emerging Issues Task Force ("EITF") 04-4, "Allocation of Goodwill to Reporting Units for a Mining Enterprise," in its disclosure of segment information in the Form 20-F. The Company has recorded goodwill (minerals deposits) in connection with two individual mining companies, each one having one mine (see note 16 to the Company's 2004 audited consolidated financial statements). Pursuant to SFAS No. 131 and SFAS No. 142 referred to in EITF 04-4, the Company has assigned goodwill (minerals deposits) to each individual mining company in order to test the impairment of such assets.

Report of the Independent Registered Public Accounting Firm, page F-67

5. We note that your accountant's report for your significant unconsolidated subsidiary, Minera Yanacocha S.R.L., was signed by Luis W. Montero (partner), without identification of the associated audit firm. Tell us the audit firm and send us a copy of the signed audit report that includes the firm name on it. In addition, please have your accountant indicate the city and country in which their report was issued.

The Staff observed that the name of Minera Yanacocha S.R.L.'s ("Yanacocha") auditors, Dongo-Soria Gaveglio y Asociados ("Dongo"), a member firm of PricewaterhouseCoopers, was omitted from Dongo's audit report on page F-67 of the Form 20-F. The Company wishes to inform the Staff that Dongo are a member firm of PricewaterhouseCoopers, are Yanacocha's auditors and issued the audit report in Lima, Peru. The Company wishes to further inform the Staff that Luis W. Montero is an authorized signatory of Dongo and that the Company will revise all future filings to reflect that Dongo are Yanacocha's auditors.

The Company supplementally advises the Staff that the omission of Dongo's name from its audit report on page F-67 of the Form 20-F was an inadvertent, typographical error that occurred when the Form 20-F was being edgarized for filing with the SEC. Yanacocha did receive a signed audit report from Dongo in connection with their audit of Yanacocha's 2003 and 2004 financial statements and both the Company and Yanacocha have the signed report in their files. A copy of Dongo's audit report is being furnished to the Staff supplementally as requested. The Company will ensure that the audit report relating to Yanacocha's financial statements in future filings clearly identifies Dongo, indicates that Dongo has signed the audit report and indicates the city and country where the report was issued.

Engineering Comments

General

6. The word "development" has a very specific meaning under SEC's Industry Guide 7(a)(4), (see http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7). It references the "development stage" when companies are engaged in preparing reserves for production. For projects that do not have any "reserves," as defined by Guide 7, please remove the terms "develop," or "development," and replace them, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement headnotes and footnotes, see Instruction 1 to paragraph (a), Industry Guide 7.

The Company notes the Staff's comment and will revise its disclosure in future filings of the Form 20-F to remove the terms "develop" and "development" in each instance where the Company is not discussing its reserves.

7. Insert a small-scale map showing the location of your mines and exploration properties, as required by Instruction 3(B) of Rule 102 of Regulation S-K. Note that the SEC's EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need additional assistance, please call Filer Support at 202-551-8900.

The Company notes the Staff's comment and will insert in future filings a map at the end of the discussion in 'Item 4. Information on the Company―The Company―Business Overview―Exploration' indicating the location of the Company's exploration projects and a map that follows the first paragraph in 'Item 4. Information on the Company―Property, Plants and Equipment―Introduction' indicating the location of the Company's mines. A copy of the maps the Company intends to include in future filings of the Form 20-F is being furnished to the Staff supplementally.

8. At various locations in your disclosure, you use the terms "measured," "indicated," and "inferred" "mineral resource," "mineral resource base," "drill indicated," and "geological resources" in reference to quantity estimates. Industry Guide 7 does not recognize or allow for the use of any of these approaches to disclosure in SEC documents. However, the staff has traditionally allowed registrants to disclose quantity estimates for "non-reserve mineralized material," or a mineral deposit," by which we mean mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon until cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Generally, mineralized material should be reported as "in place" grade and tonnage. Estimates of contained metal or total ounces in mineralized material should not be reported, as these can be confused with reserves. Note that "mineralized material" does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators.

a. Remove the terms "measured," "indicated," "inferred," "mineral resource," "mineral resource base," "drill indicated," "geological resources" and associated estimates.

b. If the quantities associated with the above terms meet the requirements of mineralized material, disclose the estimates as "mineralized material."

c. Please do not disclose estimates based on geologic inference, such as "inferred" or "possible" resources.

The Company notes the Staff's comment and will revise its disclosure to remove the terms "measured," "indicated," "inferred," "mineral resource," "mineral resource base," "drill indicated," "geological resources" and associated estimates, as applicable, in future filings of the Form 20-F.

The Company supplementally advises the Staff that certain of these revisions will include removing the above referenced terms and replacing such terms with "mineralized material", as applicable.

Business Overview

9. In various locations in this section, you disclose that you "wholly own" projects, or "control" hectares of mineralized ground. For each of your exploration projects or mines, clarify who owns the mineral concession or provisional permits and, where appropriate, if you own the surface rights. If you do not own the concession or provisional permit, disclose your obligations for use of concessions or permits for your material exploration areas.

The Company notes the Staff's comments and will revise its disclosure in "Item 4 . Information on the Company― The Company― Business Overview― Exploration' in future filings of the Form 20-F to disclose ownership of mining concessions for each exploration project as well as the Company's direct and/or indirect ownership of surface rights.

In addition, the Company respectfully advises the Staff that each of the Company's exploration projects are conducted pursuant to mining concessions granted to the Company by the Peruvian Government through the Peruvian Ministry of Energy and Mines or by the execution of a mining assignment contract pursuant to which the Company acquires all rights and duties pertaining to a mining concession from the holder of such mining concession. In addition, the Company further clarifies that the period after it solicits a mining concession from the Peruvian Government through the Peruvian Ministry of Energy and Mines and prior to the granting of such mining concession is referred to as a provisional permit.

Under Peruvian law, mining concessions are deemed real estate property that is distinct and separate from the surface rights related to such concessions. If the holder of a mining concession is not the owner of the surface rights related to such concession, the holder of the mining concession is bound to reach an agreement with the owner on the terms of accession, either through the acquisition of the surface rights or the execution of an agreement permitting the use of such surface rights.

A table reflecting certain detailed information regarding the mining concessions related to the Company's mining exploration projects and the properties in which they are found is being furnished to the Staff supplementally.

10. In the "Joint Venture" Explorations" section, you disclose proven reserves of 18.8 million tons for your La Zanja project. Provide us with an explanation of the basis for these reserves.

The Company supplementally advises the Staff that, as disclosed in the Form 20-F, reserves for the La Zanja project are drill proven, indicated and inferred at 18.8 million metric tons at December 31, 2004 with an average grade of 1.1 grams of gold per ton. The Company's determination of such reserve inventory was based on a systematic sectional approach, which in turn relies upon parallel fences of diamond drilling every 50 meters. Since October 16, 2005, the Company's geologists have reinitiated the drilling activities at the La Zanja project. The Company has filed an Environmental Impact Study and an update of the technical and economic feasibility for authorization to operate the project. However, due to community protests and our inability to garner social acceptance for the La Zanja project, the Company has decided to downgrade its gold reserves at December 31, 2004 at the La Zanja project to Mineralized Material not in Reserve ("NRM") and will so indicate when it files the Form 20-F for the year ended December 31, 2005.

Yanacocha

11. Proven and probable reserves are disclosed for the Mines Conga deposit. Forward to our engineer as supplemental information, and not as part of the Form 20-F filing, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC's Industry Guide 7.

This includes:

• Property and geologic maps,

• Description of your sampling and assaying procedures,

• Drill-hole maps showing drill intercepts,

• Representative geologic cross-sections and drill logs,

• Description and examples of your cut-off calculation procedures,

• Cutoffs used for each category of reserve and resource,

• Justifications for the drill hole spacings used at various classification levels,

• A detailed description of your procedures for estimated "reserves,"

• Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cashflow analyses),

• A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

The Company understands that on behalf of Newmont Mining Corporation Holme, Roberts & Owen LLP has provided the 2004 Minas Conga Feasibility Study to Mr. H. Roger Schwall, Assistant Director, and Mr. Ken Schuler, Mining Engineer, in response to a request received by Newmont Mining Corporation for similar information concerning the Minas Conga Deposit. The Company further understands that Mr. Roger Baer, Mining Engineer, has confirmed to Mr. Russell Ball, Vice President and Controller of Newmont Mining Corporation, that the Company is not required to deliver an additional copy. The Staff may contact Mr. Ian Douglas, Director of Reserves, Newmont Mining Corporation, at (303) 708-4333 with respect to any technical questions regarding Minas Conga reserves.

12. Provide us with a description of the material provisions of your Yanacocha stability contracts.

The Company supplementally advises the Staff that Yanacocha has advised the Company that Yanacocha has four tax stability agreements ("Stability Agreements") with respect to its projects at Carachugo Sur, Maqui Maqui, Cerro Yanacocha and La Quinua. The Stability Agreements have been entered into pursuant to Peru's General Mining Law by and between Yanacocha and the Republic of Peru and cover all of Yanacocha's current production activities. The Republic of Peru, through these agreements, has guaranteed certain benefits for Yanacocha, which can be summarized in the following categories: (i) tax stability, (ii) the ability to keep accounting books and records in a foreign currency, (iii) the ability to freely market and sell mining products, (iv) foreign exchange stability, (v) administrative stability, and (vi) prohibition of discriminatory legal treatment with respect to Yanacocha's economic activity for the stabilized projects. The effective term of each stability agreement is fifteen years. The table below sets forth the execution date of the agreements and the stabilized tax, foreign exchange and administrative regimes, as well as the effective term thereof:

Project	Execution date of the Agreement	Date of stabilized Administrative and Foreign Exchange Regimes	Date of stabilized Tax Regime	Effectiveness of the agreement (term of 15 years)
Carachugo Sur	May 19, 1994	November 30, 1992	October 29, 1999	1995-2009
Maqui Maqui	September 12, 1994	May 6, 1994	May 6, 1994	1997-2011
Cerro Yanacocha	September 16, 1998	May 22, 1997	May 22, 1997	2000-2014
La Quinua	July 25, 2003	February 15, 2002	July 25, 2003	2004-2018

Each specific Stability Agreement applies to its respective project and is subject to the tax regime in force as of the date indicated in the table above. Any tax created thereafter or subsequent changes that may be introduced after the given effective date will not apply to the respective project as long as said agreements are in force. The Stability Agreements with respect to the Carachugo Sur, Maqui Maqui and Cerro Yanacocha projects cover all tax regimes (e.g., taxes, duties and assessments). However, the Stability Agreement for the La Quinua project does not cover duties and assessments, but does stabilize the project's taxes.

Yanacocha has further advised the Company that the Stability Agreements have the legal nature of a binding contract in law, and that the Stability Agreements may not be unilaterally modified by any of the parties, not even on a legislative basis.

The Company's Property - Reserves

13. Revise your disclosure to indicate that under Industry Guide 7, all reserve estimates are based on present conditions, but not anticipated conditions. In addition note that mineral reserve estimates must be estimated according to the requirements of SEC's Industry Guide 7, not Commission Regulation S-X, Rule 4-10.

The Company notes the Staff's comment and advises the Staff that the Company will revise the first paragraph in "Item 4. Information on the Company―Property, Plants and Equipment―The Company's Property―Reserves" of the Form 20-F in future filings as follows (revised text in italics):

"We calculate our ore reserves by methods generally applied within the mining industry and in accordance with Commission Industry Guide 7. All mineral reserves are estimated quantities of proven and probable ore that under present conditions may be economically mined and processed."

14. As footnotes or as part of your reserve tables, disclose the following:

• The reserve incorporates losses for mine dilution and mining recovery;

• The metallurgical recovery factor for each mine,

• All prices and currency conversion factors used to estimate your reserves,

• Percent ownership of each mine, and clarify whether quantities disclosed are for the entire mine or your share.

The Company notes the Staff's comment and confirms to the Staff that the disclosed reserve amounts in the reserve tables in "Item 4. Information on the Company―Property, Plants and Equipment―The Company's Property―Operating Properties' and '―Reserves' of the Form 20-F do include mine dilution and mining recovery. The Company advises the Staff that the Company will revise the footnotes to its reserve tables in future filings of the Form 20-F to reflect that the disclosed reserve amounts incorporate losses for mine dilution and mining recovery.

In addition, the Company respectively advises the Staff that each of the reserve tables in "Item 4. Information on the Company―Property, Plants and Equipment―The Company's Property―Operating Properties' of the Form 20-F include the metallurgical recover factor under the table headings "Recover rate (gold)(%)" and/or "Recover rate (silver)(%)" and, as indicated in the first paragraph under each mine description in "Item 4. Information on the Company―Property, Plants and Equipment―The Company's Property―Operating Properties', the Orcompampa, Uchucchacua, Julcani and Shila mines are wholly owned and operated by the Company, the Antapite and Paula mines are wholly owned by the Company and the Colquijirca mine is wholly owned by Sociedad Minera El Brocal. The Company has a 59.90% interest in Inversiones Colquijirca, which has a 51.06% interest in Sociedad Minera El Brocal, and a 2.25% interest in Sociedad Minera El Brocal. The Company no longer holds an interest in the Huallanca mine.

Lastly, the Company confirms to the Staff that the average grade of its proven and probable ore reserves is calculated on the basis of US$350 per ounce of gold and US$5.25 per ounce of silver. The Company respectively advises the Staff that the Company states immediately prior to its proven and probable ore reserves table in "Item 4. Information on the Company―Property, Plants and Equipment―The Company's Property―Reserves' of the Form 20-F that the average grade of its proven and probable ore reserves is calculated on the basis of US$350 per ounce of gold and US$5.25 per ounce of silver.

15. The provincial municipality of Celendin has enacted an ordinance similar to that of Cajamarca, which caused the reserves to the Cerro Quilish to be reclassified as mineralized material. Disclose how this legal issue may impact the reserve estimate for Minas Conga. Explain why the circumstances regarding this deposit are significantly different from Cerro Quilish and why you would expect different results.

Yanacocha has advised the Company that the Municipality of Celendin enacted an ordinance similar in nature to that enacted by the Municipality of Cajamarca with regard to Cerro Quilish. Yanacocha challenged the Cajamarca ordinance and Peru's Constitutional Tribunal held, in substance, that the Cajamarca ordinance did not impact Yanacocha's mining rights for Cerro Quilish as Yanacocha's rights were both superior and preexisting. Based on this precedent from the highest level in the Peruvian judiciary, Yanacocha has advised the Company that Yanacocha could reasonably expect a similar result in its challenge of the Celendin ordinance.

The existence of the Cajamarca ordinance did not cause the reclassification of reserves at Cerro Quilish. The above-referenced ruling of the Constitutional Tribunal, securing Yanacocha's legal rights, had been made well before the reclassification of reserves. The Company disclosed in 'Item 4. Information on the Company―Yanacocha―Legal Proceedings' of the Form 20-F for the year ended December 31, 2004 that "Yanacocha has reassessed the challenges involved in obtaining required permits for Cerro Quilish primarily related to increased community concerns. Based upon this reassessment, Yanacocha has reclassified 3.9 million ounces (2.0 million equity ounces) of gold from proven and probable reserves to mineralized material not in reserve as of December 31, 2004." The Company advises the Staff that it is the view of Yanacocha that the reclassification was not based on the Cajamarca ordinance or Yanacocha's successful challenge thereof.

The Company understands that Yanacocha has carefully evaluated the social issues and dynamics of the communities in and around the area of Conga and has engaged in extensive community and external affairs efforts at this early stage of the Conga project. It is Yanacocha's assessment that a significant percentage of the communities surrounding the Conga area actively support the project and actively oppose the Celendin ordinance. Yanacocha continues to work cooperatively with the Municipality of Celendin and members of the community to resolve the dispute over the ordinance.

For further clarity, Yanacocha has advised the Company that it intends to exclude reference to Cerro Quilish and add the following language in Note 16 to the Financial Statements (added text in italics):

"Yanacocha is involved in a dispute with the Provincial municipality of Celendin regarding the authority of that governmental body to regulate the development of the Conga ore deposit. During the fourth quarter of 2004, the Municipality of Celendin enacted an ordinance declaring the area around Conga to be a mining-free reserve and naturally protected area. Yanacocha has challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas that would deny the rights granted by Yanacocha's mining concessions. Based on legal precedent established by Peru's Constitutional Tribunal, it is reasonable to believe that Yanacocha's mining rights will be upheld.

Yanacocha has carefully evaluated the social issues and dynamics of the communities in and around the area of Conga. Yanacocha has engaged in extensive community and external affairs efforts at this early stage of the Conga project. It is our assessment that a significant percentage of the communities surrounding the Conga area actively support the project and actively oppose the Celendin ordinance."

16. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings that the Company makes with the Staff. The Company supplementally acknowledges that the Staff's comments or changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to such filings. Furthermore, the Company supplementally acknowledges that it may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

* * *

The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter or the Form 20-F at the Staff's earliest convenience. You should contact the undersigned at (212) 530-5546 or Karina Dorin at (212) 530-5541.

Please acknowledge your receipt of this letter by stamping the enclosed receipt copy of this letter and returning it to the Company's messenger, who has been instructed to wait.

Sincerely,

/s/ Arnold B. Peinado, III

cc: Securities and Exchange Commission:

Lily Dang

Karl Hiller

Roger Baer

Compañía de Minas Buenaventura S.A.A.:

Carlos Galvez

Humberto Rodriguez